

January 10, 2013

Via Facsimile
John A. Amster
Chief Executive Officer
RPX Corporation
One Market Plaza Suite 800
San Francisco, CA 94105

> **Re: RPX Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 26, 2012**
> **Forms 10-Q for Fiscal Quarters Ended June 30 and September 30, 2012**
> **Filed August 14, 2012 and November 2, 2012**
> **File No. 001-35146**

Dear Mr. Amster:

We have reviewed your letter dated December 7, 2012 in connection with the above-referenced filings and have the following comment.

Form 10-Q for Fiscal Quarter Ended June 30, 2012

Notes to Condensed Consolidated Finance Statements

Note 8. Business Combinations, page 16

1. We acknowledge your response to prior comment 3. Since the transaction is not significant, we will not have further comments on the issues raised by that comment. However, if similar transactions occur in the future, we advise that you consider consulting with us if you reach a similar conclusion. Please confirm your understanding of this comment in your response.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen G. Krikorian

Stephen G. Krikorian
Accounting Branch Chief